August 15, 2011

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Xinyuan Real Estate Co., Ltd. File No. 1-33863
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 20, 2011

Dear Mr. O’Brien:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission dated August 1, 2011 (the “Comment Letter”) regarding the Form 20-F of Xinyuan Real Estate Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”).

We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.

Revenues, page 65

1.	In future filings, please quantify the impact that foreign exchange rate variances had on your annual sales for each period. See Item 5.A of the Form Instructions. Also, please give us a copy of your proposed disclosure.

In future filings, the Company will disclose in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- A. Operating Results - Revenues” the impact that foreign exchange rate variances had on its annual sales for each period.

The Company proposes the following disclosure under “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- A. Operating Results - Revenues”, using the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010 for illustrative purposes:

“The impact of foreign exchange rate variances on the reported total revenues in US dollars was a favorable/unfavorable x% for the year ended December 31, 2011, compared to a favorable 0.9% for the year ended December 31, 2010. These variances were due to a [steady appreciation] of the Renminbi (“RMB”) versus the United States dollar (“US$”) during [2011].”

Shandong Segment, page 80

2.	In future filings, please disclose why this segment incurred a 2010 income tax expense which substantially exceeds its pre-tax loss (page F-52).

The Company advises the Staff that the Shandong segment incurred interest expense of approximately US$5.0 million on inter-company borrowings from Xinyuan Real Estate Co., Ltd. This interest charge was capitalized as a component of building construction costs in accordance with ASC 835, Interest (“ASC 835”) and is therefore not reflected in “Income/(loss) before income taxes” on the segment reporting footnote on page F-52.

The PRC tax filing, which is the basis for the income tax expense in the segment reporting footnote on page F-52 is based on the segment’s PRC GAAP financial statements. Under PRC GAAP the abovementioned interest was not capitalized but rather expensed. The Shandong segment was in a positive taxable income position for the year ended December 31, 2010. In addition, under PRC tax rules and regulations, interest expense on an intercompany loan was not deductible. Therefore, this non-deductible interest expense resulted in an unfavorable corporate income tax expense effect of approximately US$1.2 million at the Shandong segment for the year ended December 31, 2010. In future filings, the Company will disclose in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- A. Operating Results” the reasons why income tax expense exceeds pre-tax loss by segment, if applicable, including information about the 2010 income tax expense for the Shandong segment as appropriate.

Status of Projects, page 81

3.	In future filings, please expand this disclosure to clearly identify the segment that corresponds with each project. Further, please disclose the carrying value of each project so that investors can understand the extent to which each project comprises your $710.6 million “real estate property under development” balance.

In future filings, the Company will disclose in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- A. Operating Results – Status of Projects” the segments that correspond with each project and the related carrying value of each project.

Liquidity, page 90

4.	Your cash management strategy has had a material impact on your operating results and liquidity and should be thoroughly discussed. It is not clear why you have decided to invest $296 million of your assets in cash given that your return on this asset approximates .9% whereas you are paying 5.1% to 15.6% on your $296 million debt (Notes 8-10). Also, the purpose of this cash reserve is unclear given that the significant increase in “real estate property under development” reflected on page F-3 is presumably expected to yield significant cash inflows in 2011 based on your page 94 disclosures. Further, given your substantial cash reserves, it is not clear why you executed the April 2010 $40 million Forum financing transaction, which carries an effective cost, including the warrants, exceeding 19% (Note 10). In future filings, please provide a disclosure that enables investors to understand the financial statement impact and the business reasons underlying your cash management strategy. See Section 501.13.d of the Financial Reporting Codification. In addition, please provide us with a disclosure addressing this issue as it applies to your December 31, 2010 financial statements. See Item 5.B.2 of the Form Instructions.

In response to question 4 the Company has provided below separate responses to each component of the question in order to facilitate a clearer understanding of our response.

Your cash management strategy has had a material impact on your operating results and liquidity and should be thoroughly discussed. It is not clear why you have decided to invest $296 million of your assets in cash given that your return on this asset approximates .9% whereas you are paying 5.1% to 15.6% on your $296 million debt (Notes 8-10). Also, the purpose of this cash reserve is unclear given that the significant increase in “real estate property under development” reflected on page F-3 is presumably expected to yield significant cash inflows in 2011 based on your page 94 disclosures.

The Company advises the Staff the main reasons why it has decided to invest $296 million of its assets in cash are as follows:

a)	The Company acquires land from municipal land bureaus via public auction. Upcoming auctions are not announced by the relevant land bureaus until 20 days before an auction is to take place. Participants must make a deposit of 20-50% of the opening auction price with the land bureau in order to bid at an auction. Successful bidders are generally required to remit the remainder of the full purchase price within 30 days of the auction, subject to rare exceptions. Given that the Company, as a core part of its business plan, actively participates in land auctions, it has adopted a strategy to retain a sufficient cash balance on hand such that it has the ability to make large remittances at short notice.

b)	According to PRC law, real estate developers cannot borrow money to buy land and PRC banks cannot lend money to real estate developers to buy land. Thus, any land purchases are funded by one of two ways:

i.	cash flows from projects sales; or

ii.	funds from overseas capital raising in the form of bonds, notes or equity offerings.

Given the Group’s size and the trading price and volume of the Company’s ADSs, the Company is not currently able to raise capital in the foreign debt or equity markets at prices and in amounts the Company deems desirable. Accordingly, the Company is focused on financing land purchases through internally generated cash flows to the extent possible.

c)	As of the date of this response letter, the Company has not purchased any land from auctions since the fourth quarter of 2009 despite the fact that the Company had budgeted to spend over US$400,000,000 in land acquisitions in 2010. The primary cause of the land purchase shortfall was the uncertainty caused by policies issued by the PRC government in April 2010, February 2011, and July 2011 to slow down the growth of residential real estate market in PRC. The stated purpose of these policies (which include higher down payments, higher interest rates, and residence requirements for apartment purchases) is to reduce speculation in the housing market by investors. The effect of these policies has been a significant reduction in the number of qualified buyers of residential apartments which resulted in lower home prices. Due to the above, the Company did not to participate in land auctions in anticipation of lower land prices. The reduction in land auction prices has, in fact, been observed late in the second quarter of 2011 and the Company expects to participate actively in land auctions in the second half of 2011. Specifically, the Company expects that between bids at land auctions in the second half of 2011 and project expenditures, the Company may reduce its cash reserve balance by over 60%. The Company also expects to incur material project development costs on the newly acquired land. The above cash needs can only be partially satisfied by future internally generated cash flows from real estate projects under development in the upcoming fiscal year.

d)	In addition, approximately 25% of the cash reserve balance on hand as of December 31, 2010 is restricted cash, amounting to approximately US$82 million (as disclosed in Note 2(f). “Summary of significant accounting policies Restricted cash” on Page F-13 of the 2010 Form 20-F).

Accordingly, to ensure that the Company has sufficient funds to secure attractive land parcels, which are time sensitive and vital to our growth strategy, we seek to maintain an unrestricted cash balance sufficient to support to our anticipated land acquisitions.

Further, given your substantial cash reserves, it is not clear why you executed the April 2010 $40 million Forum financing transaction, which carries an effective cost, including the warrants, exceeding 19% (Note 10).

The Company advises the Staff that in early 2010 the Company had aggressive land acquisition plans for the year. As discussed above, the Company executes land acquisitions through auctions that involve significant upfront payments and full repayment of the remaining purchase price within a short period of time. In addition, the Company had existing debt coming due in the first half of 2010. The Company’s floating rates notes in the aggregate principal amount of US$75 million would mature in April 2010 and become due. The holder of the Company’s convertible note in the aggregate principal amount of US$25 million had a put option right as of June 15, 2010 to require the Company to repurchase the note at 120% of the principal amount (or US$30 million), which the Company anticipated the holder would probably exercise.

The Company determined that the projected land acquisition payments and debt repayments would result in a low cash position at the end of 2010. Consequently, the Company engaged an investment bank to explore the possibility of a larger offering of debt, either in a public offering or a Rule 144A offering early in the year, the proceeds of which would have been used to repay the maturing notes and for allow additional land acquisition depending on the amount raised. Given global financial conditions, uncertainty about the status of the Chinese real estate market, including the effects of changes in governmental policy, and other factors, there was not sufficient interest at the time for a larger transaction. Accordingly, the Company explored the possibility of rolling over a portion of its existing debt. Forum Asian Realty Income II, L.P. (“Forum”), one of the bondholders, indicated interest involving minimal diligence and other transaction costs, but at a high coupon and warrant rate. Given the circumstances, including the maturing debt and 2010 land acquisition objectives, the Company proceeded with the Forum placement but for a lower amount of money, US$40 million, to minimize the impact on the overall cost of capital while preserving some margin of safety in executing the land acquisition plans.

In future filings, please provide a disclosure that enables investors to understand the financial statement impact and the business reasons underlying your cash management strategy. See Section 501.13.d of the Financial Reporting Codification. In addition, please provide us with a disclosure addressing this issue as it applies to your December 31, 2010 financial statements. See Item 5.B.2 of the Form Instructions.

The Company notes the Staff’s comment. In future filings, the Company will include disclosure in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—B. Liquidity and Capital Resources” to enable investors to understand the Company’s cash management strategy and the related impact on its operating results and liquidity. Set forth below is the Company’s proposed disclosure with respect to the impact on the 2010 financial statements.

“A principal factor affecting our results of operations and our growth is the acquisition of land use rights in target markets. The Company expects to participate in land auctions in the second half of 2011. Under current regulations and market practice, land use rights for residential development purposes may be acquired from local governments through a competitive auction or other bidding process. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within 30 days of the auction. Under current regulations we are not allowed to borrow money from local banks to fund land purchases. As a result we have to fund land purchases from cash flows from project sales or from funds from capital finance transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible (See Risk Factors, “Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.”)

In conjunction with the land acquisitions, we also expect to incur material project development costs on the newly acquired land. The above cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels, which are time sensitive and vital to our growth strategy, we have chosen to a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide mortgage loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of related loans. We also maintain restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender.

We had aggressive land acquisition plans for the 2010 fiscal year. We determined that the projected land acquisition payments and debt repayments could result in a strained liquidity position at the end of 2010. Given the global financial conditions at the time, uncertainty about the status of the Chinese real estate market, including the effects of changes in governmental policy, and our maturing debt and 2010 land acquisition objectives, we issued additional secured notes to Forum for an amount of US$40 million bearing an interest rate of 15.6% per annum, to minimize the impact on the overall cost of capital while preserving some margin of safety in executing the land acquisition plans (See Principal Factors Affecting Our Results of Operations, “Availability and cost of financing.”) In addition, we are required to maintain restricted cash deposits by banks that provide mortgage loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of related loans. We also maintain restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. As of December 31, 2010, approximately US$82 million, or 25% of our total cash balance reserve, were restricted cash.

5.	Please disclose in future filings why 2010 interest income decreased 7% whereas it appears that your average cash balance increased 25% during the period. Also, quantify the change in your average restricted and unrestricted cash balance between periods. Further, quantify the change in the weighted average interest rate earned on your cash deposits between periods. Disclose the proportion of your cash deposits that are non-interest bearing. Please show us your proposed disclosure.

The Company notes the Staff’s comments and will provide the requested disclosure in future filings. The Company’s proposed disclosures with respect to the 2009 and 2010 periods are set forth below.

“Interest income was US$2.2 million for the year ended December 31, 2010, compared to US$2.4 million for the year ended December 31, 2009. The decrease in interest income mainly resulted from the repayment in July 2009 by the Company’s then equity investee, Jiantou Xinyuan of loans previously made by the Company to Jiantou Xinyuan. The Company recognized an aggregate amount of interest income amounting to US$0.15 million for the year ended December 31, 2009 and nil for the year ended December 31, 2010. Also contributing to the decrease in interest income for 2010 was the weighted average interest rate on the Company’s cash deposits, which was 0.84% for the year ended December 31, 2010, a decrease of 16% compared to 1.00% for the year ended December 2009.”

The balance of non-interest-bearing deposits as of December 31, 2010 was US$2,317 (0.00% of total cash deposits), compared to US$290,618 (0.15% of total cash deposits) as of December 31, 2009.

The chart below set forth the change in our average restricted and unrestricted cash balances between the 2009 and 2010.

		As of December 31,	Average (by quarter)
Restricted	2009	40,239,628	69,320,171
	2010	82,305,057	63,708,819
Unrestricted	2009	157,800,190	153,561,093
	2010	213,325,871	190,617,922
Total	2009	198,039,818	222,881,264
	2010	295,630,928	254,326,741

6.	We note on page F-12 that none of your deposits are covered by insurance. In order for us to fully understand the basis for your representation that you are “not exposed to any risks” on your cash accounts, please give us a list of the bank deposits that comprise the $296 million December 31, 2010 cash balance reported on page F-3. For each deposit, please identify the bank and quantify the dollar amount. Deposits with multiple branches and/or subsidiaries of the same bank may be aggregated.

The breakdown of the Company’s total cash balance as of December 31, 2010 is described as below:

December 31, 2010
US$ 000
Shanghai Pudong Development Bank	105,917
Agricultural Bank of China	59,350
Industrial and Commercial Bank of China	50,325
Bank of China	42,069
China Construction Bank	10,102
Guangdong Development Bank	6,925
HSBC	5,376
Bank of Communications	3,427
Zhengzhou Commercial Bank	3,040
China Merchants Bank Ltd.	2,747
China Everbright Bank	1,883
China CITIC Bank	1,835
Jiangsu Commercial Bank	1,268
Chengdu Rural Commercial Bank	962
Ping An Bank	150
Fujian Industrial Bank	118
China Minsheng Bank	72
Chengdu Bank	39
Kunshan Lucheng Rural Bank	19
Merrill Lynch	5
Huaxia Bank	1
Cash on Hand	1
Total	295,631

Off—Balance Sheet Arrangements, page 93

7.

Given that your mortgage guarantee periods “typically last for up to six to twelve months” after you deliver the related property, please explain to us why your $666.4 million of guaranteed customer debt substantially exceeds your 2010 $438.8 million real estate sales balance. Also, please tell us the amounts that you paid in each period to satisfy your guarantee obligations related to customer defaults. Such disclosure should also be provided in your future filings so that investors can better assess your risk of loss under these guarantees.

The Company advises the staff that the Company generally pre-sells properties prior to the completion of their construction. Sales contracts are executed during the pre-sales period and mortgages are generally executed within 30 days after the buyer signs the sales contract. As is customary in the property industry in PRC, the Company provides guarantees to commercial banks in respect of the mortgage loans the banks extend to the Company’s customers prior to the issuance of their property ownership certificates. The Company’s mortgage guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when the Company submits the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank.

The pre-sales period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This “delivery period” will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. Typically, the government will provide certificates of ownership six to twelve months after being requested to record. Therefore, the total elapsed time between the Company’s receipt of mortgage proceeds and the buyer’s receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, the Company’s mortgage guarantees will exceed the real estate balances at any given point in time.

The Company advises the Staff that it paid US$0.04 million, US$0.02 million, and US$0.10 million to satisfy guarantee obligations related to customer defaults for the years ended December 2008, 2009 and 2010, respectively.

The Company notes the Staff’s comment and in future filings, the Company will provide disclosure “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- E. Off-Balance Sheet Arrangement” as to why the amount of guaranteed customer debt may exceed the real estate sales balances during any given period and will disclose the amount paid by the Company in each period covered by the report to satisfy the Company’s guarantee obligations related to customer defaults.

Item 11 Foreign Exchange Risk, page 113

8.	In future filings, please provide a disclosure explaining the material impact that foreign currency translation gains had on your comprehensive income. It is not clear why there was a 22% impact in 2010 (page F-8). Also, please give us a copy of your proposed disclosure.

The Company notes the Staff’s comments and in future filings will include additional disclosure in “ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK” to explain the material impact that foreign currency translation gains had on comprehensive income for the most recent fiscal year covered by the report. Set forth below is the Company’s proposed disclosure, using the fiscal year ended December 31, 2010 for illustrative purposes.

“The Company and its subsidiaries are principally engaged in residential real estate development and the provision of property management services in the PRC. The functional currency of the Company’s PRC subsidiaries is Renminbi (“RMB”) while the reporting currency of the Company and its subsidiaries is the United States dollar (“US$”). We translate the operating results using the average exchange rate for the year and we translate the financial position at the year-end exchange rate. The PRC subsidiaries’ significant net asset position as of December 31, 2010 coupled with the fact that the RMB strengthened against the US$ during the year ended December 31, 2010, resulted in foreign exchange translation gains. The foreign currency translation gains recognized in the Company’s other comprehensive income amounted to $14.8 million for the year ended December 31, 2010. “

Changes in Internal Control over Financial Reporting, page 117

9.	We note your disclosure that during the year you “did not implement any significant changes to [y]our internal controls that will materially affect, or are reasonably likely to materially affect, [y]our internal control over financial reporting.” Please confirm to us and in future filings indicate, if true, that there were no changes in your internal control over financial reporting that occurred during the period covered by the report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

The Company hereby confirms that there were no changes in our internal control over financial reporting that occurred during the period covered by the report for the year ended December 31, 2010 that have materially affected, or are reasonable likely to affect, our internal control over financial reporting. In future filings, we will indicate clearly if there are changes or no changes in our internal control over financial reporting that occurred during the period covered by the report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting, page 117

10.	We note that your management’s conclusion regarding the effectiveness of your internal control over financial reporting is narrower than the definition quoted under this heading. Please confirm to us that your management’s conclusion regarding the effectiveness of your internal control over financial reporting was commensurate in scope with the definition set forth in Rule 13a-15(f) and revise your disclosure accordingly in future filings.

The Company hereby confirms that our conclusion regarding the effectiveness of our internal control over financial reporting for the year ended December 31, 2010 was commensurate in scope with the definition set forth in Rule 13a-15(f) and will revise our disclosure accordingly in future filings.

Item 16C, page 119

11.	We note the substantial increase in “audit-related fees” since 2008. Please describe for us the specific services included in this line item for 2010 and clarify for us how you determined that such amounts should not be characterized as “Audit fees”. Such disclosure should also be provided in future filings pursuant to Item 16C(b) of the Form Instructions.

We note the Staff’s comments and would like to clarify that the amounts included in “audit-related fees” for the year ended December 31, 2010 amounting to US$454,890 were fees paid to audit firms for audit services performed in conjunction with the Company’s subsidiaries’ statutory audits under PRC generally accepted accounting principles related to their annual PRC tax filings. As these fees were not paid to, nor related to professional services rendered by our principal auditor in connection with the audit of our consolidated financial statements, we will exclude these fees from our disclosure in future filings.

The total audit related fees billed by our independent registered public accounting firm amounted to US$121,412 for the year ended December 31, 2010 and were related to the procedures performed in January 2010 associated with the Company’s shelf registration statement on Form F-3. The decrease in the audit-related fees from 2009 to 2010 was due to Statement of Auditing Standards No. 100

(“SAS 100”) review procedures performed in connection with the Company’s significant investee, Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd for purposes of the shelf registration statement on Form F-3. No fees were incurred for SAS 100 review procedures for the year ended December 31, 2010.

In future filings, the Company will include in the table and narrative under “ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES” only the fees paid to and services provided by our independent registered public accounting firm and will clarify the services that constitute audit versus audit-related services. The Company’s proposed revised disclosure about 2010 fees to be included in the Form 20-F for the fiscal year ended December 31, 2011 is set forth below:

“The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2010	2011
Audit fees(1)	810,307	*
Audit-related fees(2)	121,412	*
Tax fees(3)	—	*
All Other fees	—	*

*	To be determined
(1)	“Audit fees” represents the aggregate fees billed for professional services rendered by our independent registered public account firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The total audit-related fees billed by our independent registered public accounting firm amounted to US$121,412 for the year ended December 31, 2010 and were related to the review procedures performed in January 2010 associated with the Company’s Registration Statement on Form F-3. Not included in the table above for the period ended December 31, 2010 was an additional US$454,890 paid to local accounting firms for audit-related services which were inadvertently included in the 2010 amounts previously disclosed in the Company’s 2010 annual report.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” represents . . .”

Parent Statement of Operations, page F-56

12.	It is unclear why 2010 interest income increased significantly whereas the “Due from a subsidiary” account decreased by 20%. In future filings, please disclose, in part (a) of Note 21, the transaction(s) which generated this asset account. For example, it is not clear whether the Parent has a legally enforceable right to demand payment of the “Due from a subsidiary” balance. Further, it is not clear which subsidiary is the obligor and whether there are repayment terms and interest-bearing characteristics. The GAAP basis for characterizing this account as an asset should be clearly evident. Also, please give us a copy of your proposed disclosure.

In the context of this response, the Company refers to the parent company, Xinyuan Real Estate Co., Ltd. The Company advises the Staff that the amounts under “due from a subsidiary” in Note 21 - Condensed financial information of the Company, reflect intercompany loans made by the Company to Xinyuan (China) Real Estate, Ltd. (“WFOE”), an indirectly wholly-owned subsidiary of the Company. While intercompany balances have no fixed payments terms, the Company has a legally enforceable right to demand payment and the WFOE has the ability to repay the outstanding balance on demand. In April 2010, the Company accrued 3% per annum interest on a US$9.50 million intercompany loan. In September 2010, the WFOE repaid US$9.00 million of that loan. As of December 31, 2010, the balance outstanding on the loan was US$500,000. Interest income earned on the loan during the year ended December 31, 2010 amounted to US$130,128.

The Company notes the Staff’s comment and in future filings will disclose the transactions that make up amounts “due from a subsidiary”, any repayment terms, and the interest-bearing characteristics of the transactions. Set forth below is the Company’s proposed disclosure, using the amounts due from a subsidiary for 2009 and 2010 for illustrative purposes:

“As of December 31, 2009 and 2010, the Company has US$362,130,718 and US$288,925,977 due from a subsidiary. These amounts reflect intercompany loans from the Company to Xinyuan (China) Real Estate, Ltd. (“WFOE”), a wholly-owned subsidiary of the Company. While intercompany loans have no fixed payments terms, the Company has a legally enforceable right to demand payment and the WFOE has the ability to repay the outstanding balance on demand. In April 2010, the Company accrued 3% per annum interest on a US$9.50 million intercompany loan. In September 2010, the WFOE repaid US$9.00 million of that loan. As of December 31, 2010 and 2011, the balance outstanding on the loan was US$500,000 and US$[ ]. Interest income earned on the loan during the year ended December 31, 2010 and 2011, was US$130,128 and US$[ ], respectively. The interest income earned during the year ended December 31, 2011 was [higher/lower] because the outstanding balance throughout the year was [higher/lower] as compared to the prior year.”

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the comments of the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at 86-10-8588-9390 or via email at tom.gurnee@xyre.com.

Very truly yours,

/s/ Thomas Gurnee

Thomas Gurnee

Chief Financial Officer